

OXO-BIODEGRADABLE PLASTICS FEDERATION
OBPF.
BAGUPS®
MAKING A DIFFERENCE ONE BAG AT A TIME
1. DROP DOWN
2. PULL UP
3. GET OUT
4. GET REFILLS
OBPF
BAGUPS®
MAKING A DIFFERENCE ONE BAG AT A TIME
15
KITCHEN BAGS
13 GALLON
BAGUPS®
MADE IN THE USA
THANK YOU FOR SUPPORTING OUR VETERANS, THE DISABLED AND OUR ENVIRONMENT.
With every BagUps bag you use, you're not only keeping American heroes and the disabled employed, you're helping our environment. Traditional plastic bags will be polluting our world for thousands of years while your BagUps bags become worm food. And with our patented "next-bag-always-ready" convenience, you'll finally be able to keep your hand out of the can!
BE SURE TO ORDER YOUR REFILLS TODAY AT WWW.BAGUPS.COM